EXHIBIT 10.12

Summary of Compensation Arrangements for Directors,

Chief Executive Officer, and Certain Other Executive Officers

Overnite Corporation (“Overnite”) does not have any employment agreements with its directors or employees. Provided below is a summary of Overnite’s compensation for its directors, chief executive officer, and certain other executive officers as of January 27, 2005.

Summary of Directors’ Compensation

Effective as of January 1, 2005, all non-employee directors receive a retainer of $55,000 per year. Chairpersons of board committees, other than the chairperson of the Audit Committee, receive an additional annual retainer of $10,000, and the chairperson of the Audit Committee receives an additional annual retainer of $20,000. Half of the retainers are payable in cash and half in shares of Overnite common stock, unless the director elects to receive more than half of the retainer in shares of Overnite common stock. On January 27, 2005, each non-employee director received 1,000 shares of restricted stock, which will vest on January 27, 2008.

Employee directors do not receive additional compensation for their service on the Board of Directors.

Summary of Chief Executive Officer’s Compensation

Base Salary. Effective as of January 1, 2005, Leo H. Suggs, Overnite’s Chief Executive Officer (“CEO”), will receive a base salary of $689,000 for 2005.

Annual Incentive Award. On January 27, 2005, the Executive Compensation Committee approved an annual incentive award for 2004 for Mr. Suggs of $775,000 under the Overnite Corporation Executive Incentive Compensation and Deferral Plan (the “EIP”), payable in cash or deferrable under the EIP. Mr. Suggs deferred such annual incentive award under the equity swap provisions (the “Equity Swap Plan”) of the EIP, which allows an executive officer who has attained age 65 an election to forego all or a portion of his respective incentive award in exchange for grants of retention stock units equivalent to 133% of the value of the amount foregone, subject to a two-year vesting period. These retention stock units are valued based on $32.10, the closing price of Overnite’s common stock on January 27, 2005, the date of the grant. Mr. Suggs deferred his annual incentive award under the Equity Swap Plan in exchange for 32,111 shares of retention stock units. He is entitled to receive dividend equivalents on the retention stock units during the vesting period that are paid at the same rate and time as dividends would have been paid on an equivalent number of shares of Overnite common stock.

The Executive Compensation Committee will consider an annual incentive award for Mr. Suggs for 2005. In determining annual incentive awards for Mr. Suggs, the Executive Compensation Committee considers quantitative performance metrics, including revenue, operating income, net income, operating ratio, and free cash flow, and qualitative measures, including product quality (on-time service and cargo claims), ethics/corporate governance, employee relations/morale, advancement of strategy, and succession planning.

Restricted Stock. On January 27, 2005, the Executive Compensation Committee approved the grant of 5,000 shares of restricted stock to Mr. Suggs pursuant to the Overnite Corporation Stock Incentive Plan (the “Incentive Plan”). These shares of restricted stock vest three years from the grant date; provided, however, these shares of restricted stock shall also fully vest in the event Mr. Suggs retires on or after January 31, 2007, provided that he remains in the continuous employ of Overnite until his retirement. Mr. Suggs is entitled to receive dividends on these shares of restricted stock at the same rate and same time as dividends would have been paid on all other shares of Overnite common stock.

Long-Term Incentive Program. Mr. Suggs may be able to earn performance shares and cash awards under Overnite’s Long-Term Incentive Program as described below.

Other Compensation Arrangements. Other compensation to Mr. Suggs for 2004 consisted of executive life insurance premiums ($59,771), company-matching contributions to employee contributions to our 401(k) plans ($20,181),

Group Term Life ($6,841), and interest earned under the savings plan for employees of Overnite Transportation ($90). Other perquisites for Mr. Suggs totaled less than $50,000 and consisted of payments associated with items such as personal use of company car, country club dues, and financial planning services.

Salary of Other Executive Officer Compensation

Base Salaries. Effective as of January 1, 2005, the executive officers (other than the CEO) named in the 2004 Proxy Statement (the “Named Executive Officers”) will receive the following base salaries for 2005:

Name	Annual Base Salary
Patrick D. Hanley	$301,350
Gordon S. Mackenzie	$290,000
John W. Fain	$242,000
Mark B. Goodwin	$229,000

Annual Incentive Awards. On January 27, 2005, the Executive Compensation Committee approved annual incentive awards under the EIP for 2004, payable in cash or deferrable under the EIP, to the Named Executive Officers, as follows:

Name	Annual Incentive Award
Patrick D. Hanley	$350,000
Gordon S. Mackenzie	$325,000
John W. Fain	$325,000
Mark B. Goodwin	$165,000

The Equity Swap Plan allows executive officers under the age of 65 an option to forego all or a portion of their respective incentive awards in exchange for grants of retention stock units equivalent to 150% of the incentive amount foregone, subject to a three-year vesting period. These retention stock units are valued based on $32.10, the closing price of Overnite common stock on January 27, 2005, the date of the grant. Messrs. Fain and Goodwin deferred their annual incentive awards under the Equity Swap Plan in exchange for 15,187 and 7,710 shares of retention stock units, respectively. They are entitled to receive dividend equivalents on the retention stock units during the vesting period that are paid at the same rate and time as dividends would have been paid on an equivalent number of shares of Overnite common stock.

The Executive Compensation Committee will consider annual incentive awards for the Named Executive Officers in 2005. In determining annual incentive awards, the Executive Compensation Committee considers quantitative performance metrics, including revenue, operating income, net income, operating ratio, and free cash flow, and qualitative measures, including product quality (on-time service and cargo claims), ethics/corporate governance, employee relations/morale, advancement of strategy, and succession planning.

Restricted Stock. On January 27, 2005, the Executive Compensation Committee approved the grant of shares of restricted stock to the Named Executive Officers pursuant to the Incentive Plan in the amounts indicated below:

Name	Shares of Restricted Stock
Patrick D. Hanley	5,000
Gordon S. Mackenzie	5,000
John W. Fain	5,000
Mark B. Goodwin	3,000

The shares of restricted stock vest three years from the grant date.

Other Compensation Arrangements. Other compensation for each of the Named Executive Officers for 2004 consisted of: (a) executive life insurance premiums (Mr. Hanley, $7,671; Mr. Mackenzie, $7,876; Mr. Fain, $3,027; and Mr. Goodwin, $4,481); (b) company-matching contributions to employee contributions to our 401(k) plans (Mr. Hanley, $10,296; Mr. Mackenzie, $9,664; Mr. Fain, $8,295; and Mr. Goodwin, $7,612); and (c) Group Term Life (Mr. Hanley, $1,932; Mr. Mackenzie, $1,798; Mr. Fain, $515; and Mr. Goodwin, $774). Other perquisites for the Named Executive Officers totaled less than $50,000 each and consisted of payments associated with items such as personal use of company car, financial planning services, and country club dues.

Potential Awards for the CEO and the Named Executive Officers under the Overnite Long-Term Incentive Program. Under the Overnite Long-Term Incentive Program, the CEO and the Named Executive Officers may be able to earn performance shares and cash awards depending upon Overnite’s ability to achieve a three-year cumulative earnings per share target ranging from $5.26 to $5.88 for fiscal years 2004, 2005, and 2006. No performance shares or cash awards are earned if the minimum earnings performance target is not met. Varying levels of awards may be earned based upon the extent to which the performance target is reached, with minimum and maximum awards for the CEO and the Named Executive Officers as follows:

Leo H. Suggs, cash award of $468,750 to $1,406,250 and share award of 15,121 shares to 45,363 shares; Patrick D. Hanley, Gordon S. Mackenzie, and John W. Fain, cash awards of $230,000 to $690,000 and share awards of 7,419 shares to 22,258 shares; and Mark B. Goodwin, cash award of $125,000 to $375,000 and share award of 4,032 shares to 12,097 shares.

Additionally, if the three-year cumulative earnings per share is between $5.26 and $5.55 and Overnite’s stock price exceeds $35.00 for 20 consecutive days, a premium payment of up to 15% of the cash component will be paid in addition to the award. Any additional payment will be either 15% of the cash target amount payable for achieving the earnings per share target or an amount that, when added to the earnings per share payment, equals 100% of the cash target award, whichever is less.